Independent and Experienced Leadership is Required to Create Stockholder Value at Lee Enterprises – VOTE AGAINST the election of Mary Junck and Herb Moloney

Strategic Investment Opportunities LLC

ALDEN GLOBAL CAPITAL

February 15, 2022

The materials contained herein (the "Materials") represent the opinions of Strategic Investment Opportunities LLC and the other participants named in this proxy solicitation (collectively, "Opportunities") and are based on publicly available information with respect to Lee Enterprises, Incorporated (the "Company"). Opportunities recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Opportunities' conclusions. Opportunities reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Opportunities disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Opportunities herein are based on assumptions that Opportunities believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of Opportunities currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Opportunities from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Opportunities discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Opportunities expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Opportunities. Although Opportunities believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Opportunities will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

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Table of Contents

I. Introduction

It's Time for A Change

Help us make long-overdue and necessary changes at Lee Enterprises' ("Lee" or the "Company") Board of Directors (the "Board")

- Stockholders have endured too many years of underperformance and disappointment while Mary Junck and Herbert ("Herb") Moloney prioritized their own interests over the interests of the Company and its stockholders

- We believe the Company, with the right strategy and improved leadership, can provide significant value for stockholders while improving the quality of journalism for readers and subscribers

- Mary Junck and Herb Moloney, the two most heavily entrenched directors at Lee, have overseen poor strategic decision making and misguided business execution for over two decades and have undue control over the Board due to their Board leadership positions and excessively lengthy tenures

- This campaign is about breaking up an insular, misaligned Board by **VOTING AGAINST** the election of Ms. Junck and Mr. Moloney to allow for the appointment of two highly-qualified, independent industry leaders who have strong media expertise, track records of value creation, and are ready to serve the Company's stockholders

  - This campaign is not about preparing the Company for sale; we submitted an offer and the Board rejected it

- These are challenging times for the newspaper industry – and only truly independent fiduciaries with a strong moral compass and exceptional industry experience can guide Lee to a path of stockholder value creation

Why Are We in This Proxy Contest?

Poor Track Record	The Board is Broken, Misaligned with Stockholders, and Needs Refreshment	New Directors Can Create Value
▪ Chronic underperformance vs. peers and relevant indices over medium-long term horizons[1]	▪ The Board is deeply entrenched with directors who served for 20+ years	▪ Decades of experience transforming public media companies with track records of creating long-term stockholder value
▪ Mary Junck and Herb Moloney have **(91%)+** TSRs over their excessively long 20+ year tenures	▪ Virtually all leadership positions in the boardroom are occupied by Ms. Junck and Mr. Moloney – depriving stockholders of independent Board oversight	▪ Mr. Zieser and Ms. Brown are trusted experts on board governance and will bring much needed professionalism and accountability to the Board
▪ Misguided acquisitions and poor capital allocation have repeatedly destroyed stockholder value	▪ Ms. Junck and Mr. Moloney have enriched themselves through generous compensation and related party transactions	▪ There are substantial opportunities to significantly improve Lee
▪ Lee's FY'22E Adj. EBITDA guidance is ~43% lower compared to management's pro forma FY'19 synergized EBITDA[2] at the time of Lee's acquisition of BHMG[3]	▪ Insiders have not purchased a single share of Lee in more than a decade	▪ Mr. Zieser and Ms. Brown have ideas to address governance and operational issues, including Lee's digital transformation, amongst other initiatives
▪ Leadership failed to bring Lee back on track after its 2011 bankruptcy, over-levering Lee yet again	▪ The Board continues to take actions to empower itself to the detriment of stockholders – adopting its current defensive poison pill on 11/24/21[4]	

Change is needed to break up Lee's dysfunctional Board led by two individuals who are more interested in **preserving the status quo** and **personal enrichment** than driving long-term value for stockholders

Source: Capital IQ, Company Filings
1.   Lee underperformed proxy peers by (6.6%), (12.3%), and (79.0%) since Lee's acquisition of BHMG and over a 3 and 5 year period, respectively
2.   Refers to Annual Meeting of Stockholders presentation from February 19, 2020 in which the Board guided to $158.7mm 2019 Pro Forma EBITDA + $20mm of cost synergies and
       ($8mm) lease expense vs. mid-point of adjusted EBITDA guidance of $95 to $98mm per Timothy R. Millage 2/3/22 on the Q1 2022 Lee earnings transcript
3.   Refers to the acquisition of BH Media Group's ("BHMG") publications and The Buffalo News completed on March 16, 2020
4.   On November 24, 2021, the Board unilaterally adopted a 1-year shareholder rights plan

Vote the BLUE proxy card

The Rejection of Our Nominees was Disingenuous and Completely Out of Self Interest to Preserve Existing Roles

The rejection of our Nominees is a clear effort by Ms. Junk, Mr. Moloney and Mr. Mowbray to further entrench themselves in the face of the stockholder franchise

INCUMBENT DIRECTORS WITH TERMS EXPIRING IN 2022


CONFLICTED

Mary Junck
Chairman of the Board
Former CEO (2001 – 2016)
Director since 1999


CONFLICTED

Herbert Moloney
Lead Director
Director since 2001


CONFLICTED
RPRISES

Kevin Mowbray
CEO
Director since 2016

Mary, Herb, and Kevin who comprise the Board's Executive Committee are all up for election this year…

Not surprisingly these three **unilaterally** rejected our nominees and claimed that our nomination notice was invalid without involving any other member on the Board despite being the most **inappropriate directors** to make such a decision given their obvious **conflict of interest**

Vote the BLUE proxy card

Source: Company Filings

To Fix This Company, We Must Fix the Board

We are urging stockholders to <u>VOTE AGAINST</u> the election of Ms. Junck and Mr. Moloney, both of whom have led the Board over two decades of underperformance and value destruction, and who we believe bear much of the responsibility for the Board's poor governance practices



Mary Junck
(Age 74)
TSR: (91.4%)
Chairman of the Board
**Director since 1999;
Former CEO (2001 – 2016)**



Herbert W. Moloney III
(Age 70)
TSR: (92.1%)
Lead Director
Director since 2001

✖ Career at Lee has been marked by persistent declines in EBITDA and net income, overleverage, bankruptcy, and value destructive M&A activity

✖ Has received ~$44mm in cumulative compensation while stockholders received a **(91.4%)** return over the same period[1]

✖ Has not purchased a single share of Lee's stock in more than a decade, demonstrating her own disbelief in her team's ability to effect change

✖ Over the age of Lee's Corporate Governance Guidelines (70)[2] while Ms. Junck (74) has now been re-nominated twice since turning 70[3]

✖ Past roles and excessive tenure contradict his claimed independence

  – Served as the COO at two firms which received millions in fees from Lee for nine years while serving on the Board

  – Moloney was terminated by Vertis in 2005, and Western Colorprint dissolved in 2011 under his leadership

✖ Does not have experience on any other board and has no employment history over the last decade

✖ Over the age of Lee's Corporate Governance Guidelines (70)[2] while still being nominated

---

Ms. Junck and Mr. Moloney's excessive tenures and their stranglehold of all the Board leadership positions prevent the Board from providing appropriate independent oversight of management and serving its critical accountability function

Source: Capital IQ, Company Filings
1.   Period from 05/01/1999, when Ms. Junck was appointed as a Director, to 11/19/2021
2.   Lee's Corporate Governance Guidelines provides that directors should not be nominated for a new term if such director would be age 70 or older at the time of their election
3.   Despite not following guidelines, the Board has not once disclosed what extraordinary circumstances warrant Ms. Junck's continued nomination on the Board

Vote the BLUE proxy card   7

Lee Stakeholders Deserve New Board Leadership

We believe Lee's management, employees, customers and stockholders all deserve new Board leadership that is highly experienced in publishing and digital media, and who will prioritize the interests of stockholders

Corporate Governance	▪ Adopt governance policy best practices, properly align the Board with its stockholders, and create a Board that holds management accountable
Operational Efficiencies	▪ To critically evaluate Lee's operational performance and implement thoughtful value creation initiatives to optimize Lee's operations and achieve sustainable long-term profitability
Digital / Technology / Marketing	▪ To help successfully deliver on Lee's goal to be a leading provider of digital products and services and high-quality, trusted local news
M&A Integration and Turnaround	▪ To fully integrate and optimize Lee's many operations around the country, including those acquired in connection with its acquisition of BH Media Group's publications
Capital Markets	▪ To advise on media and publishing valuations, capital allocation including M&A and divestitures, capital structure optimizations and to effectively communicate its story to investors

Vote the BLUE proxy card

Source: Company Filings, Lee Earnings Transcripts

Mr. Zieser & Ms. Brown Bring the Right Skills and Experience to Lee

Lee's incumbent directors are far outmatched by Mr. Zieser and Ms. Brown whose backgrounds and experience are directly relevant to the Company's ability to realize its potential and unlock stockholder value

Lee's Incumbent Directors:

Name	Age	Within Lee's Age Guidelines[1]	Corporate Governance	Local Media	Digital Transformation	M&A	Capital Markets	Turnaround Experience	# of Other Current Public Co. Boards
Mary Junck	74	✗	✗	✓	✗	✗	✓	✗	1
Herbert W. Moloney III	70	✗	✗	✗	✗	✗	✗	✗	None

Alternative Directors:

Name	Age	Within Lee's Age Guidelines[1]	Corporate Governance	Local Media	Digital Transformation	M&A	Capital Markets	Turnaround Experience	# of Other Current Public Co. Boards
Colleen Brown	63	✓	✓	✓	✓	✓	✓	✓	3
John Zieser	62	✓	✓	✓	✓	✓	✓	✓	1

Source: Public filings
1.   Per Lee's Corporate Governance Guidelines, directors should not be nominated for a new term when older than 70 years of age

Vote the BLUE proxy card   9

Strategic Investment Opportunities LLC

II. Case for Change

ALDEN GLOBAL CAPITAL

Case for Change

1 **Lee's Shares Have Materially Underperformed (Both Pre- and Post-Bankruptcy)**

2 **Lee Has Consistently Failed to Deliver on its Commitments**

3 **Persistent Financial and Operational Underperformance**

4 **Board Approved Value-Destructive M&A**

Lee Shares Have Materially Underperformed – 5-Yr. TSR

Total Shareholder Return Summary			
LEE	**Proxy Peer Average**[1]	**S&P 500**	**Russell 2000**
(39%)	40%	136%	90%
Lee Relative Performance	**(79%)**	**(175%)**	**(128%)**

5-Year Total Shareholder Returns



Lee   Proxy Peers[1]   Russell 2000   S&P 500

Source: Capital IQ
Note: Total returns include dividends. Performance measured from November 19, 2016 to November 19, 2021. November 19, 2021 is the last trading day prior to the public disclosure of Alden's non-binding proposal to acquire LEE
1.   Proxy peers include DallasNews Corporation, Gannett Co., Inc., The New York Times Company, and Sinclair Broadcast Group Inc as disclosed in LEE's 2020 Proxy Statement; Excludes McClatchy, Meredith Corp. and Tribune, Inc. as they are privately held companies

Vote the **BLUE** proxy card

Lee Shares Have Materially Underperformed – 3-Yr. TSR

Total Shareholder Return Summary			
LEE	**Proxy Peer Average**[1]	**S&P 500**	**Russell 2000**
(21%)	(9%)	84%	63%
Lee Relative Performance	**(12%)**	**(106%)**	**(84%)**

3-Year Total Shareholder Returns



Legend: ■ Lee ■ Proxy Peers[1] ■ Russell 2000 ■ S&P 500

Source: Capital IQ
Note: Total returns include dividends. Performance measured from November 19, 2018 to November 19, 2021. November 19, 2021 is the last trading day prior to the public disclosure
          of Alden's non-binding proposal to acquire LEE
1.   Proxy peers include DallasNews Corporation, Gannett Co., Inc., The New York Times Company, and Sinclair Broadcast Group Inc as disclosed in LEE's 2020 Proxy Statement;
          Excludes McClatchy, Meredith Corp. and Tribune, Inc. as they are privately held companies

Vote the BLUE proxy card

Lee Shares Have Materially Underperformed – Post-BHMG Acquisition

Total Shareholder Return Summary			
LEE	Proxy Peer Average[1]	S&P 500	Russell 2000
(12%)	(6%)	48%	45%
Lee Relative Performance	**(7%)**	**(60%)**	**(57%)**

Post-BHMG Acquisition[2] Total Shareholder Returns



Source: Capital IQ
Note: Total returns include dividends. Performance measured from November 19, 2018 to November 19, 2021. November 19, 2021 is the last trading day prior to the public disclosure of Alden's non-binding proposal to acquire LEE

1.   Proxy peers include DallasNews Corporation, Gannett Co., Inc., The New York Times Company, and Sinclair Broadcast Group Inc as disclosed in LEE's 2020 Proxy Statement; Excludes McClatchy, Meredith Corp. and Tribune, Inc. as they are privately held companies
2.   Performance measured since LEE announced acquisition of Berkshire Hathaway Newspaper Operations as of January 29, 2020

Vote the BLUE proxy card

Strategic Investment Opportunities LLC

ALDEN GLOBAL CAPITAL

Lee Consistently Failed to Deliver on Its Commitments

COMMITMENT / GUIDANCE	OUTCOME
▪ "Transformative Berkshire Hathaway transaction unlocks significant opportunities to grow topline and increase efficiency" *2/19/2020 – Annual Meeting of Stockholders Presentation* ▪ "In addition, the transaction was immediately accretive to Lee's earnings pre-synergies." *4/5/2021 Timothy R. Millage, CFO* ▪ "… top line revenue growth will translate into value creation for our shareholders as we deleverage…" *4/5/2021 Kevin D. Mowbray, CEO*	✘ Lee Revenue has declined ~26% compared to pro forma BHMG Revenue of ~$973mm[1] ✘ LTM 12/31/21 net income is lower than FY'19 pro forma net income ✘ LTM 12/31/21 EBITDA is lower than FY'19 EBITDA pre-BHMG contribution with rapid margin decline ✘ Management guiding to ~$97mm of Adj. EBITDA in FY'22E[2], a ~$74mm shortfall compared to FY'19 pro forma synergized EBITDA of ~$171mm[3]
▪ "… we remain sharply focused on operating efficiency and maintaining our industry-leading margins and strong cash flow." *8/8/2019 Kevin D. Mowbray, CEO*	✘ EBITDA margins declined from 27% in FY'18 and FY'19 to 14% LTM 12/31/21
▪ "Lee readily meets all financial covenants and expects to continue repaying debt primarily with ongoing cash flow." *11/9/2010 Carl Schmidt, Former CFO under Mary Junck*	✘ Lee filed for bankruptcy in 2011

Source: Public filings and transcripts

1. Reflects revenue decline from PF FY2019 to LTM 12/31/21
2. Reflects mid-point of adjusted EBITDA guidance of $95 to $98mm per Timothy R. Millage 2/3/22 on the Q1 2022 Lee earnings transcript
3. Refers to Annual Meeting of Stockholders presentation from February 19, 2020 in which the Board guided to $158.7mm 2019 Pro Forma EBITDA + $20mm of cost synergies and ($8mm) lease expense

Vote the BLUE proxy card

15

Poor Historical Financial Performance

The incumbent directors have overseen continual declines in EBITDA and been unable to achieve expectations from their acquisitions, while eroding its margins

Adjusted EBITDA



($ millions)

(21%) Decline FY'16 – FY'19

(PF-BHMG)

(35%) Decline PF FY'19 – LTM 12/31

No improvement in sight with management guiding to even lower EBITDA

FY2016	FY2017	FY2018	FY2019	PF FY2019	PF FY2020	FY2021	LTM 12/31	FY2022E
$154	$145	$135	$121	$159 ($37 / $121)	$122	$117	$103	$97 [2]
27%	28%	27%	27%	16%	15%	16%	14%	

> "… we remain sharply focused on operating efficiency and maintaining our industry-leading margins and strong cash flow."
> *8/8/2019 Kevin D. Mowbray, CEO*

■ As Reported   ■ Pro Forma BHMG Contribution[1]   ■ Management Guidance   % Margin

- The BHMG acquisition has led to significant erosion of EBITDA margins

- Management is guiding for *over 20% lower* Adj. EBITDA in FY'22 of the combined business than the legacy business generated alone in FY'19

> **Since the BHMG acquisition, EBITDA has fallen 35% and EBITDA margin was cut by nearly half when compared to FY'19 excluding BHMG**

Source: Public filings, Investor Presentations
Notes: Fiscal year end 9/30
1.   The acquisition of BH Media Group's ("BHMG") publications and *The Buffalo News* was completed on March 16, 2020
2.   Reflects mid-point of adjusted EBITDA guidance of $95 to $98mm per Timothy R. Millage 2/3/22 on the Q1 2022 Lee earnings transcript

Vote the BLUE proxy card

Incumbent Board Approved Value-Destructive M&A

The incumbent directors have overseen a history of over-levering Lee to execute M&A, poor business integration, and lackluster operational execution


Acquisitions During Ms. Junck & Mr. Moloney's Tenure on the Board
($ millions)
Poor financial performance and high debt load following these acquisitions, resulted in $1bn in debt in 2010, forcing Lee to file for bankruptcy in 2011
$694
$1,460
$140
Immediately accretive expectations but in reality, EBITDA is lower today than pre-acquisition
$2,294
Howard (4/1/2002)
Pulitzer (6/3/2005)
BHMG (3/16/2020)
Total Acquisitions
Market Cap
Despite acquiring nearly $2.3bn of enterprise value, Lee's market cap is a meager $112mm, representing ~5% of the total acquired TEV
$112
Market Cap (11/19/2021)1

Source: Company Filings, Investor Presentations

1. Date represents the last trading day prior to the public disclosure of Alden's non-binding proposal to acquire LEE

Vote the BLUE proxy card

17

Strategic Investment Opportunities LLC

III. Governance Issues

ALDEN GLOBAL CAPITAL

Strategic Investment Opportunities LLC

ALDEN GLOBAL CAPITAL

Lee is the Poster Child for Poor Corporate Governance

Lee's Board is structured to maintain the status quo, which we believe has contributed to the destruction of stockholder value

Governance Best Practices	Lee Governance Provisions
Declassified Board	✘
Stockholders May Call Special Meetings	✘
Stockholders May Act by Written Consent	✓ (Only if unanimous so in practice an ✘)
Stockholders May Fill Vacancies	✘
Board Cannot Amend Bylaws Without Stockholder Approval	✘
Majority Vote Required to Pass Bylaw Amendments	✘
Independent Chairman	✘
No Ownership Limit	✘

The Board enacted stringent bylaws that hinder good governance and thereby insulate the Board from accountability to stockholders, eroding stockholder value

Source: Public Filings

Vote the BLUE proxy card

A Troubling Consolidation of Power & Influence by Entrenched, Long-Tenured Directors

Strategic Investment Opportunities LLC

ALDEN GLOBAL CAPITAL

- Four members of the Board (i.e., half of the Board) have been serving on the Board for over ten years, three of whom, including Ms. Junck and Mr. Moloney, have been serving on the Board for over twenty years
- These four directors, Mary Junck, Herbert Moloney, Gregory Schermer and Brent Magid (the "Entrenched Four"), serve, respectively, as the chair of each of the Board's four key committees
- The Entrenched Four constitute, respectively, at least half of the members of each of the Board's four key committees. Further, Ms. Junck and Mr. Moloney serve in the two key leadership roles of the Board itself, as Chairman and Lead Director, respectively
- **The Board is effectively prevented from taking any action without the approval of the Entrenched Four**

Director	Tenure (Yrs)	Committee			
		Executive	Executive Compensation	Nominating & Corporate Governance	Audit
Mary Junck † (*Chair of the Board*)	23	***Chair***			
Herbert Moloney * (*Lead Director*)	21	Member	***Chair***	Member	Member
Gregory Schermer †	23			***Chair***	
Brent Magid *	12		Member		***Chair***
Kevin Mowbray † (*Chief Executive Officer*)	6	Member			
Steven Fletcher	2		Member	Member	Member
Margaret Liberman *	3			Member	
David Pearson	2				Member
Percentage of Committee Constituted by the Entrenched Four		***66.7%***	***66.7%***	***50.0%***	***50.0%***

Denotes the Entrenched Four

Source: Public Filings

* *Denotes employed / formerly employed by vendor / former vendor*

† *Denotes current / former employee of Lee Enterprises*

Vote the BLUE proxy card

TSR Performance under Mary and Herb's Watch Speaks for Itself

TSR performance illustrates the inability of the incumbents to drive better outcomes for stockholders

Director	Tenure	Lee TSR Over Tenure vs.		
		S&P 500	Russell 2000	Proxy Peers
Mary E. Junck *(Chairman, Executive Committee Chair, Former CEO)*	23 Years	(531%)	(721%)	(265%)
Herbert W. Moloney III *(Lead Director, Executive Compensation Committee Chair)*	21 Years	(527%)	(631%)	(325%)

Under Mary and Herb's tenure, Lee has underperformed both the market and its peers, by wide margins

Source: Capital IQ, Public Filings
Note: Total returns include dividends. Performance measured through to November 19, 2021. November 19, 2021 is the last trading day prior to the public disclosure of Alden's non-binding proposal to acquire LEE

Vote the BLUE proxy card

An Ineffective Long-Tenured Chairman with Lack of Accountability and History of Poor Performance

Throughout her 23-year tenure, Ms. Junck prioritized her personal interests over those of the Company and its stockholders, and she has not been held accountable for her actions



Chairman
TSR: (91.4%)
Director since 1999
Chair of Executive Committee & Former CEO

Mary Receives…

✓ >$44mm in cumulative compensation since first appointed to the Board in 1999

   – On May 12, 2020, Lee's market capitalization ended the day below Ms. Junck's cumulative compensation through 2019 of $43mm

   – Received a $500k bonus for refinancing Lee's debt as part of the bankruptcy

✓ 23 year tenure on the Board despite continual poor performance

✓ Preferential treatment counter to Lee's corporate governance guidelines

   – Upon reaching age 70, directors are not permitted to be re-nominated for a new term under the Company's own governance policy; while Ms. Junck (74) has now been re-nominated twice since turning 70, with no "extraordinary circumstances" explanation for waiver from this policy

Stockholders Get…

✗ >$1bn in value destruction[1] as measured by market cap since appointed to the Board

✗ Filed for bankruptcy in 2011

✗ (91.4%) TSR and underperformance compared to peers and relevant indices

✗ Unqualified leader

✗ Continual financial underperformance with no visible path to improvement

✗ Neutered stockholder avenues to hold the Board accountable

"Her detractors…point out that **it was under her leadership that the company took on its challenging debt burden in the first place** — largely when it purchased the Post-Dispatch and other Pulitzer holdings in 2005, not long before the economic recession and industry-wide downturn made that debt untenable. **In 2004, before that deal, Lee stock traded at $49. It now sits at around $4 a share**"

2014, Columbia Journalism Review

"[It is] only in the business world that you can "earn" a half-million dollar bonus for going broke."

2012, Riverfront Times

Source: CapitalIQ, Company Filings, Columbia Journalism Review, Riverfront Times
1.   Based on market cap of $1.25bn 5/1/1999 vs $109mm 11/19/2021

A Track Record of Self-Enrichment Through Board Leadership Positions Despite Lacking Relevant Qualifications and Experience

Strategic Investment Opportunities LLC

ALDEN GLOBAL CAPITAL

20+ year tenured Board member and current Lead Director, Mr. Moloney, enriched himself through direct compensation and related party transactions, and his position on multiple committees allows him to preserve the status quo – we believe he is largely responsible for Lee's poor governance and misalignment with stockholders



Lead Director
TSR: (92.1%)
Director since 2001

Herb's Position on Board Committees

- <u>Lead</u> Director
- <u>Chair</u> of the Executive Compensation Committee
- Member of the Audit Committee
- Member of the Nominating and Corporate Governance Committee
- Member of the Executive Committee

Payments To Herb's Related Party Companies


($ 000s)
In 2011, Lee files for Bankruptcy and Western Colorprint ceases operations
Herb pushed out of Vertis in 2005[1]
$76
$112
$95
$104
$1,152
$905
$857
$822
$645
$618
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
Vertis (COO)
Western Colorprint (President & COO)

$5.4mm of Cumulative Payments

*Related party transactions started **<u>less than a year after Herb was appointed to the Board</u>** and **<u>only stopped after Western Colorprint ceased operations 2011, in the same year as Lee's bankruptcy</u>***

Commentary

- Moloney has **<u>no public company board experience</u>** other than Lee
- In 2017, Moloney ignored a majority vote in favor of annual ratification on executive pay in favor of triennial ratification, reducing stockholders' ability to approve of executive and director compensation
- Has not purchased a single share of the Company's stock using personal funds since 2008
- ISS twice recommended voting against the Board's entire slate while he has been a member
- Contrary to the Company's Corporate Governance Guidelines, which provides that directors should **<u>not be nominated</u>** for a new term when older than 70, Mr. Moloney (age 70) was **<u>re-nominated this year</u>** absent any disclosed "extraordinary circumstances" waiver

Vote the BLUE proxy card

23

Source: Capital IQ, Public filings
1. In November 2004, Vertis terminated Mr. Moloney's employment and Mr. Moloney served as COO until March 2005 after which fees paid by Lee to Vertis were terminated

Change is Long Overdue



Mary Junck
(Age 74)
TSR: (91.4%)
Chairman of the Board
Director since 1999 (23 yrs);
Former CEO (2001 – 2016)



Herbert W. Moloney III
(Age 70)
TSR: (92.1%)
Lead Director
Director since 2001 (21 yrs)

We question the ability of the Board to genuinely and independently review the merits of Ms. Junck's and Mr. Moloney's continued service given their high degree of control over the Board: their lengthy tenures, current positions on the Board's key committees, and Board leadership roles of Chairman and Lead Director, respectively, give them undue influence over the Board

The Annual Meeting presents the Company's stockholders with a critical opportunity to refresh the Company's entrenched Board, and introduce independence and accountability on the Board

IV. Alternative Directors

Strategic Investment Opportunities LLC

ALDEN GLOBAL CAPITAL

Mr. Zieser & Ms. Brown Have the Ideal Mix of Skills and Experience

John Zieser

Experienced C-level executive of a major media company and current/former director of multiple boards with extensive publishing, digital, deal making and corporate governance experience over a long-tenured and successful career



 meredith

 texture by next issue   SULLIVAN & CROMWELL

 First Data.

 HeartlandMedia

IPC Media Pension Trustee Limited

Colleen B. Brown

Highly accomplished public company CEO and champion of best practices in corporate governance with vast public company board experience as well as a former executive at Lee and other publishing companies



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 GANNETT   BECU

 CareerBuilder®

 DELTA DENTAL Delta Dental of Washington

 PORT BLAKELY

 trueblue THE PEOPLE COMPANY

Lee's Board Requires A Revamp

Mr. Zieser and Ms. Brown will bring new perspectives and relevant expertise, and will prioritize the best interests of stockholders in the boardroom – all of which are absent on the current Board

- Mr. Zieser and Ms. Brown would primarily focus on:

Implementing Governance Best-Practices	Accelerating Integration of BHMG Newspapers	Enhancing Cost and Capital Allocation Discipline
Enhance governance to empower stockholders	**Restore accountability, discipline and fulsome reporting to clearly track performance**	**Improve capital allocation with specific criteria to determine merits of investment (i.e., ROI)**

▪ Endeavor to declassify the Board	▪ Optimize corporate operations/back office	▪ Implement zero based budgeting approach
▪ Realign executive compensation incentives	▪ Consolidate field management across clusters	▪ Focus on shifting fixed cost structure to semi-variable/variable costs through renegotiations with vendors, outsourcing and restructuring
▪ Evaluate and optimize management talent and resources	▪ Standardize core technology platforms across Lee and BHMG	

John Zieser

Mr. Zieser's long record of success in business development and deal-making, business operations and acquisition integration, and finance, audit, and corporate governance will make him a valuable addition to the Board



John Zieser
(Age: 62)







IPC Media Pension Trustee Limited



- **John Zieser is an experienced public company executive and board adviser with extensive knowledge of corporate governance, capital markets strategies and strategic transactions who has generated significant stockholder value during his tenure at Meredith**

    – Currently serves as Founder of JSZ Holdings, LLC, a company engaged in private equity and venture capital activities as well as consulting and deal advisory services

    – Prior to that, Mr. Zieser served as Chief Development Officer and General Counsel of Meredith Corporation ("Meredith") (formerly, NYSE: MDP), an American media conglomerate, from 2006 – December 2021, and previously served in a number of other positions at Meredith from 1999 to 2006

        o Mr. Zieser played a key leadership role in transforming Meredith's business and ultimate sale of the company in two separate transactions to IAC/Interactivecorp (NASDAQ: IAC) and Gray Television Inc. (NYSE: GTN)

        o After leading Meredith's 2018 acquisition of Time Inc, Mr. Zieser led a rigorous strategic portfolio review of noncore assets ranging from iconic but distressed magazine brands to non-core digital assets and successfully negotiated and executed sales transactions for these assets, resulting in over $1.3B of net proceeds

    – Prior to that, Mr. Zieser served as Group President at First Data Merchant Services, a subsidiary of First Data Corporation (formerly, NYSE: FDC), and held a number of other senior operations and development positions during his tenure

    – Earlier in his career, he served as a corporate attorney at Sullivan & Cromwell LLP, where he specialized in U.S. and international mergers, acquisitions, venture capital and private equity transactions

    – Mr. Zieser currently serves on the Board of Directors of Heartland Media Acquisition Corp (NYSE: HMA.U) since January 2022

    – Since January 2018, Mr. Zieser serves as member of the Board of Trustee at IPC Media Pension Trustee Limited, a $1 billion pension fund based in the United Kingdom

    – Mr. Zieser previously served as a founding board member of Texture, a digital magazine subscription service from 2010 until Mr. Zieser led the sale of Texture to Apple Inc. (NASDAQ: AAPL) in March 2018

    – Mr. Zieser received a JD from Cornell University and both a MBA and Bachelor of Business Administration from the University of Iowa

Colleen Brown

Ms. Brown's extensive executive experience in strategic planning, operations, finance and technology, as well as her award-winning board service will make her a valuable addition to the Board



Colleen Brown

(Age: 63)



- **Colleen Brown is a long-tenured and experienced board member and former media executive with highly relevant experience in local media businesses, including Lee**

  – Served as President and CEO of Fisher Communications, Inc. (formerly NASDAQ: FSCI), a media company that owned a number of television, radio stations and technology facilities, from 2005 to 2013, and served as an Executive Director from 2006 to 2013

  – Prior to that, Ms. Brown served as Senior Vice President – C-Suite at Belo Corp. (formerly NYSE: BLC), a media company that owned major market television stations as well as major newspapers, three local and two regional news channels and Belo Interactive

  – Earlier in her career, Ms. Brown served in the C-Suite of the Lee Enterprises (NASDAQ: Lee) as President of Broadcast, and she served in a number of senior management capacities at Gannett, Co. Inc. (NYSE: GCI), an international news and information company

  – Ms. Brown currently serves as a director at Spark Networks SE (NYSE: LOV), a global dating company, since November 2017, Big 5 Sporting Goods (NASDAQ: BGFV), a sporting goods retailer, since August 2019, and TrueBlue Inc. (NYSE: TBI), a leading staffing, recruiting and workforce management company, since June 2014

  – Ms. Brown also serves as a director of Port Blakely Forestry, a privately-held family owned leader in enlightened land and resource management, and Delta Dental of Washington, a non-profit that offers private dental coverage

  – Ms. Brown previously served as a director of Boeing Employee Credit Union, a member-owned, not-for-profit financial cooperative; DataSphere Technologies, Inc., a provider of online and mobile advertising solutions, from 2008 to July 2017; CareerBuilder, an online recruiting platform; and Classified Ventures, LLC, a Chicago-based digital media company

  – Ms. Brown is a member of NACD, IWF, and C200 and is a NACD Leadership Fellow

  – Ms. Brown received a MBA from the University of Colorado, Boulder and a Bachelor of Science in Business Administration from the University of Dubuque